

May 10, 2011

Via E-mail
Mr. Philip W. Tomlinson
Chairman of the Board and Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, Georgia 31901

> **Re: Total System Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-10254**

Dear Mr. Tomlinson:

We have reviewed your letter dated April 28, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 14, 2011.

Financial Statements

Note 19 Commitments and Contingencies

Contingencies, page 52

1.   We note your response to bullet 2 of prior comment 2. Please explain to us how you concluded that it was appropriate to consider insurance recoveries when determining the materiality of litigation contingencies. In this regard, we note that this is inconsistent with the GAAP requirement to record the litigation accrual and insurance receivable on a gross basis. As part of your response, tell us how you determined that net disclosure provides your investors with a full population of reasonably possible and probable loss contingencies, particularly because third-party recoveries are often subject to a number of uncertainties.

2.	Your response to bullet 3 of prior comment 2 indicates that matters that are "believed to be without merit" are considered remote. Please revise your disclosure in future filings, to use terms consistent with those in ASC 450 (i.e. remote).

3.	Your response to prior comment 3 indicates that you believe that "investors will interpret" certain information in your disclosures to be consistent with those in ASC 450. In order to avoid "interpretations," please revise your disclosures in future filings to use the specific terms used in ASC 450.

4.	Please clarify why you are unable to estimate the additional loss or range of loss that is reasonably possible with respect to the EPS matter. In this regard, please clarify how you determined that the eventual outcome will not be material in light of your disclosure that you do not believe that the case will have a "material adverse effect on TSYS' financial position, results of operations or cash flows," but that it is "possible that the ultimate outcome may be material to TSYS' results of operations for any particular period." As part of your response, please tell us what you mean by this last sentence considering what you also disclose in the prior sentence.

You may contact Megan Akst at (202) 551-3407 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief